UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR

15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

Dated: September 30, 2015

Commission File Number 001-32520

NEWLEAD HOLDINGS LTD.

(Translation of registrant’s name into English)

NewLead Holdings Ltd.

83 Akti Miaouli & Flessa Str.

185 38 Piraeus Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐     No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐     No  ☒

On September 29, 2015, NewLead Holdings Ltd. (the “Company”) announced that the Company did not complete the coal supply agreement, dated as of November 22, 2012, (the “Coal Agreement”) by and between New Lead JMEG, LLC (the “Affiliate”), an affiliate of the Company, and Encor Overseas Ltd. (the “Buyer”).

Under the terms of the Coal Agreement, the Company, through the Affiliate, was to supply 720,000 metric tons of thermal coal to the Buyer in return for $89 per ton, on a “Free on Board” basis. The Coal Agreement was subject to the satisfactory completion of a trial shipment that was originally expected to occur during the first quarter of the fiscal year 2013. The trial shipment failed to take place due to the material collapse of coal prices and adverse market conditions in the coal industry at that time.

A copy of the Coal Agreement and the press release are furnished as Exhibits 99.1 and 99.2, respectively, to this Report on Form 6-K and are incorporated herein by reference.

Exhibits

Exhibit
No.	Exhibit

99.1	Coal Sales Agreement, dated as of November 22, 2012, by and between New Lead JMEG, LLC and Encor Overseas Ltd.

99.2	Press Release dated as of September 29, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 30, 2015

NEWLEAD HOLDINGS LTD.

By:	/s/ Michail Zolotas
Name: Michail Zolotas
Title: Chief Executive Officer